PRIMERO REPORTS YEAR-END 2017 MINERAL RESERVES AND RESOURCES

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, March 20, 2018 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today announced its updated year-end 2017 Mineral Reserves and Mineral Resources.

Primero commenced a strategic review process in early 2017 that resulted in the sale of the Black Fox Complex in October 2017 and the sale of the Cerro del Gallo development project in November 2017. In January 2018 the Company also announced that it had entered into the Arrangement Agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Primero. The transaction is expected to close in or around April 2018, subject to applicable regulatory approvals and the satisfaction of other customary conditions.

Primero’s Mineral Reserves and Mineral Resources as at December 31, 2017 include the San Dimas mine and adjacent Ventanas exploration property in Durango, Mexico.

Total Proven and Probable Mineral Reserves at December 31, 2017 were 495,000 ounces of contained gold and 39.7 million ounces of contained silver. Total Measured and Indicated Mineral Resources at year-end 2017 were 823,000 ounces of contained gold and 62.2 million ounces of contained silver. Total Inferred Mineral Resources at December 31, 2017 were 799,000 ounces of contained gold and 73.9 million ounces of contained silver.

The year-end 2017 Mineral Resource and Mineral Reserve estimates were completed internally with applied metal prices of $1,200 per ounce of gold and $17.00 per ounce of silver, and foreign exchange rates of 18.00 Mexican pesos per US dollar. The San Dimas Mineral Resources are calculated inclusive of Mineral Reserves.

San Dimas

San Dimas Proven and Probable Mineral Reserves at December 31, 2017 totalled 4.1 million tonnes grading 3.8 grams per tonne (“g/t”) gold and 304 g/t silver with 495,000 ounces of contained gold and 39.7 million ounces of contained silver. This represents a decrease of 22,000 ounces of gold and 1.5 million ounces of silver from year-end 2016. The decrease is primarily attributable to 2017 mining depletion, materially offset by successful drilling results.

The Company has applied a two-pass cut-off grade at San Dimas. Firstly, an all-in sustaining cost cut-off grade was applied to highlight areas for inclusion in the Mineral Reserve, followed by the application of an operating cost cut-off grade to highlight additional incremental material for potential inclusion. The all-in sustaining cost cut-off grade applied was unchanged from 2016, at 3.22 g/t gold equivalent (“AuEq”) and considers direct operating costs and sustaining capital costs. The operating cut-off grade next applied was also unchanged from 2016, at 2.22 g/t AuEq and considers direct operating costs only.

San Dimas Measured and Indicated Mineral Resources at December 31, 2017 totalled 4.9 million tonnes grading 5.1 g/t gold and 385 g/t silver with 811,000 ounces of gold and 60.9 million ounces of silver contained, inclusive of Mineral Reserves. Inferred Resources totalled 6.9 million tonnes grading 3.5 g/t gold and 319 g/t silver with 782,000 ounces of gold and 70.9 million ounces of silver contained.

Table 1: Total Mineral Reserves and Mineral Resources as at December 31, 2017
Classification	Property	Tonnage (Mt)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (koz)	Contained Silver (koz)
Mineral Reserves
Proven & Probable	San Dimas	4.1	3.8	304	495	39,662
Total Proven & Probable					495	39,662
Mineral Resources
Measured & Indicated	San Dimas	4.9	5.1	385	811	60,936
Measured & Indicated	Ventanas	0.2	2.5	258	12	1,286
Total Measured & Indicated					823	62,222
Inferred Resources	San Dimas	6.9	3.5	319	782	70,859
Inferred Resources	Ventanas	0.2	2.3	412	17	3,039
Total Inferred Resources					799	73,898

NOTES TO THE MINERAL RESERVE AND MINERAL RESOURCE STATEMENTS

1.	Mineral Reserves and Mineral Resources estimated as of December 31, 2017.
2.	San Dimas and Black Fox Complex Resources are calculated inclusive of Reserves.
3.	Figures may not add due to rounding.

Notes to the San Dimas Mineral Reserve Statement:

1.	Assumed gold price of US$1,200 per troy ounce and silver price of US$17 per troy ounce.
2.

A two-pass cut-off grade was applied at San Dimas; first-pass of 3.22 g/t gold equivalent based total all-in costs of $118.00/t ($81/t direct costs and $37/t sustaining capital), and second-pass of 2.22 g/t gold equivalent based on direct operating costs only. Metal supply contract obligations have been referenced in determining overall vein reserve estimate viability.

3.	Assumed processing recovery factors at San Dimas for gold of 95% and silver of 92% have been used in the calculation of the cut-off grade.
4.	Exchange rate assumed is MXN$18.00/US$1.00.
5.

The Mineral Reserve estimates for San Dimas Mine set out in the table above have been reviewed and approved by Mr. Patrick McCann, P.Eng., Principal Engineer, Primero and a Qualified Person ("QP") for the purposes of National Instrument 43-101 (“NI 43- 101”).

6.

Mineral Reserves do not consider the silver purchase agreement which exists with Wheaton Precious Metals Corp. (“WPM”) such that the first 6.0 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to WPM at the lesser of $4.32 per ounce (adjusted by 1% per year) and market prices.

Notes to the San Dimas Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves
2.	Assumed gold price of US$1,200 per troy ounce and silver price of US$17 per troy ounce.
3.	San Dimas cut-off grade of 2.0 g/t gold equivalent was applied.
4.

The Mineral Resource estimates for the San Dimas Mine set out in the table above have been reviewed and approved by Mr. Dave Laudrum, P.Geo., Senior Resource Manager, Primero and a QP for the purposes of NI 43-101.

Notes to the Ventanas Mineral Resource Statement:

1.

As reported in the technical report entitled "Technical Report On The Ventanas Epithermal Silver-Gold Property Durango State Mexico For Mala Noche Resources Corp." (the "Technical Report") with an effective date of January 27, 2009. The Qualified Person for the report was Ian Trinder, Associate Geologist with Howe (Canada) and qualified person for the purposes of NI 43-101.

Qualified Person

The scientific and technical content of this news release have been reviewed by Mr. David Laudrum, P.Geo., Senior Resource Manager for Primero, who is a "Qualified Person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Quality Control

San Dimas drilling and sampling was conducted by Primero's exploration team. All drill-hole samples at San Dimas and Lechuguilla are 1/2 core and analyses reported herein were performed in the ISO certified independent laboratory SGS Servicios Minerales in Durango Mexico, using fire assay with atomic absorption finish or gravimetric finish for values over 10 g/t gold. Intercepts cited represent true widths and drilling is generally intersecting interpreted mineralized zones at a high angle. Primero's quality control program includes systematic insertion of blanks, standard reference material and 5% of rejects are re-assayed to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a standard and one will be a blank.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico.

Primero’s website is www.primeromining.com.

For further information, please contact:

Investor Relations
Tel: (416) 814-3160
info@primeromining.com

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES AND RESERVE ESTIMATES

The mineral reserve estimates in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems, as required by Canadian securities regulatory authorities. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of “proven and probable reserves” used in NI 43-101 differs from the definition in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

In addition, this news release uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, "Primero" or the "Company"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "forecasts", "intends", "anticipates", "believes", or variations of such words and phrases or statements that certain actions, events or results "are anticipated", "may", "could", "would", "might" or "will", or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, or other statements that may be stated in the present tense and are not historical facts.

Forward-looking statements in this news release include, but are not limited to, the expected timing to closed the transaction whereby First Majestic will acquire all of the issued and outstanding common shares of the Company, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources into reserves and resources, the ability to access or find ore below the current mining level, the timing, nature and success of exploration activities.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that the transaction with First Majestic will be approved by the Company’s shareholders and that all regulatory approvals will be timely received, that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that there are no material variations in the current tax and regulatory environment or the basis for the calculation of the Company’s income tax (including as a result of the current challenge to the advance pricing agreement); that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: regulatory approvals may be delayed or denied, the Company may not be able to achieve planned production levels; the Company may not be able to generate significant free cash flow; the Company may not be able realize anticipated production levels; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company's financial results. Certain of these factors are discussed in greater detail in Primero's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.